United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kelly Flint

c/o Partners Fund

1485 E. Valley Road Suite F

Santa Barbara, CA 93108

(805) 705-3625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Timothy K. Bliss
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 633,044
	8	Shared Voting Power 494,655
	9	Sole Dispositive Power 633,044
	10	Shared Dispositive Power 494,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,699
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.95%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed by Timothy K. Bliss (the “Reporting Person”) with the United States Securities and Exchange Commission on June 7, 2023 (as amended to date, the “Schedule 13D”) relating to the Class A common stock, $0.0001 par value (the “Class A Common Stock”), of AppFolio, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following information:

On December 14, 2023, the Reporting Person transferred 171,000 shares of Class B common stock of the Issuer (“Class B Common Stock”) for estate planning purposes from the Reporting Person’s family trust to various trusts established for the Reporting Person’s adult children (the “Childrens’ Trusts”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 1,127,699

•	Percent of Class: 4.95%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 633,044

•	Shared power to vote: 494,655

•	Sole power to dispose or direct the disposition of: 633,044

•	Shared power to dispose or direct the disposition of: 494,655

The amounts set forth above include (i) 633,044 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of an equal number of shares of Class B common stock of the Issuer (“Class B Common Stock”) that may be deemed to be beneficially owned directly by the Reporting Person; and (ii) 494,655 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of an equal number of shares of Class B Common Stock that may be deemed to be indirectly beneficially owned by the Reporting Person.

The percent of class set forth above is based 22,773,389 shares of Class A Common Stock outstanding, which includes: (i) 21,645,690 shares of Class A Common Stock outstanding as of October 19, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2023, and (ii) 1,127,699 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 1,127,699 shares of Class B Common Stock beneficially owned by the Reporting Person.

(c) Except as described in Item 4 above, during the past sixty days, the Reporting Person has not effected any transactions in the Class A Common Stock.

(d) None.

(e) As of December 14, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2023

By:	/s/ Timothy K. Bliss
Name:	Timothy K. Bliss